MEMORANDUM
TO:	Alberto Zapata U.S. Securities and Exchange Commission
FROM:	Emily J. Bennett Associate General Counsel Jackson National Asset Management, LLC
DATE:	August 8, 2017
SUBJECT:
Response to Comments to the registration statement filed on Form N-1A on June 6, 2017 (the "Registration Statement") for JNL Variable Fund LLC ("JNLVF" or "Registrant")
File Nos: 333-68105 and 811-09121

This memorandum addresses the U.S. Securities and Exchange Commission staff's (the "Commission Staff") comments that the Registrant received via telephone on June 25, 2017 to the Registration Statement.

The comments are set forth below in italics, with responses immediately following.

A.	General Comments

1.	Please update the series and class identifiers in Edgar to deactivate or update the Funds that are undergoing fund name changes, effective September 25, 2017.

RESPONSE: The Registrant confirms that the series and class identifiers for the Funds that are undergoing fund name changes will be deactivated or updated in Edgar, as applicable.

2.	Please confirm that the appropriate disclosures relating to the final liquidity rule per Item 11(c)(7),(8) of N-1A are included in the Registrant Statement or update as appropriate.

RESPONSE: The Registrant confirms that appropriate disclosures relating to the final liquidity rule are included in the Registration Statement.

3.
Please provide a brief synopsis of the rationale for changing the name of Class B shares to Class I shares and any other implications resulting from this change, including whether a shareholder vote was solicited.

RESPONSE: At a shareholder meeting held on June 22, 2017, shareholders holding Class A shares of each Fund of JNLVF approved an amended and restated distribution plan ("Amended Plan") pursuant to Rule 12b-1 under the 1940 Act. Under the Amended Plan, each Fund's class A shares will be charged a shareholder services and distribution fee ("12b-1 fee") at the annual rate of 0.30% of the average daily net assets attributable to the Class A shares of the Fund. Consistent with the current distribution plan for JNLVF, the current Class B shares of each Fund, which will be re-named Class I shares as of September 25, 2017, will not be subject to the Amended Plan, and thus, will continue to not be charged a 12b-1 fee. Class I shares have the "clean share" name recognition that financial intermediaries are currently seeking in connection with their compliance with the U.S. Department of Labor's fiduciary rule.

4.
Please confirm whether the new Class I shares will be "clean shares," and, if so, please confirm that the disclosures per the Capital Group Letter are included in the Registrant Statement or update as appropriate.

RESPONSE: The Registrant confirms that the new Class I shares are "clean shares." With respect to disclosures required per the Capital Group Letter, the Registrant respectfully notes that such disclosures are inapplicable in the variable annuity context.  As noted in the prospectus, shares of the Funds are presently offered only to separately managed accounts of Jackson and Jackson National Life Insurance Company of New York (collectively, "Separate Accounts") to fund the benefits under certain variable insurance contracts and variable life insurance policies (collectively, "Contracts"), to qualified retirement plans, and to other regulated investment companies. The Separate Accounts, through their various sub-accounts that invest in designated Funds, purchase the shares of the Funds at their net asset value ("NAV") using premiums received on Contracts issued by the insurance company. In other words, brokers (and payments thereto) are not involved in the purchase or sale of Class I shares even though one might consider them "clean shares."  Accordingly, the Registrant declines to make the requested change.

5.	Please provide the annual total returns in the bar chart for only one Class per Instruction 3 to Item 4(b)(2) of Form N-1A.

RESPONSE: The Registrant has considered the comment and notes that it has, throughout the years, provided bar chart information with respect to two classes of shares of the Funds, as applicable. The reason for this practice is that not every insurance product for which the Funds are underlying investments offer both share classes. Thus, the Registrant intends to continue to show both share classes in the Registration Statement.

6.	Please make conforming changes throughout the prospectus, as applicable. Wherever a comment has applicability to several Funds, please identify which changes were made.

RESPONSE:  The Registrant intends to make conforming changes throughout the prospectus, as applicable, for the relevant Funds, as identified in this letter.

7.
For the Funds that list securities lending risk as a principal risk, please confirm if the risk is appropriate and please consider moving this risk to the statutorily prospectus. If the risk is a principal risk of any Fund, please add corresponding disclosure to the Principal Investment Strategies.

RESPONSE:  The Registrant has reviewed and has confirmed that for each fund that has securities lending as a principal risk, the risk is located in the appropriate section of the prospectus and has added corresponding disclosure to the principal investment strategy, as applicable.

B.	Prospectus Comments

1.
JNL/Mellon Capital DowSM Index Fund, JNL/Mellon Capital MSCI World Index Fund, JNL/Mellon Capital Nasdaq(R) 100 Index Fund, JNL/Mellon Capital S&P(R) SMid 60 Fund, JNL/Mellon Capital Telecommunications Sector Fund, JNL/Mellon Capital Consumer Discretionary Sector Fund, JNL/Mellon Capital Financial Sector Fund, JNL/Mellon Capital Healthcare Sector Fund, JNL/Mellon Capital Energy Sector Fund, JNL/Mellon Capital Information Technology Sector Fund

a.
As per Instruction 3(e) to Item 3 of Form N-1A, please revise the footnote relating to the contractual waiver to remove the language relating to the Adviser's ability to eliminate the contractual waiver within 30 days prior to the end of the current term of the waiver or explain how this language is in compliance with the requirements of Form N-1A.

RESPONSE: The Registrant has made the requested change.

2.	JNL/Mellon Capital DowSM Index Fund

a.	Please add an 80% test to the Principal Investment Strategies pursuant Rule 35d-1 for clarity as the Fund invests in only 30 securities.

RESPONSE: The Registrant has made the requested change.

b.	Please add disclosure to the Principal Investment Strategies section to correspond to the derivatives risk and financial services risk listed in the Principal Risks of Investing in the Fund section.

RESPONSE: The Registrant has made the requested change.

3.	JNL/Mellon Capital MSCI World Index Fund

a.
Please add disclosure to the Principal Investment Strategies section to correspond to the depositary receipts risk and financial services risk listed in the Principal Risks of Investing in the Fund section.

RESPONSE: The Registrant has made the requested change.

4.
JNL/Mellon Capital Nasdaq(R) 100 Index Fund, JNL/Mellon Capital S&P(R) SMid 60 Fund, JNL/Mellon Capital Telecommunications Sector Fund, JNL/Mellon Capital Consumer Discretionary Sector Fund, JNL/Mellon Capital Financial Sector Fund, JNL/Mellon Capital Healthcare Sector Fund, JNL/Mellon Capital Energy Sector Fund, JNL/Mellon Capital Information Technology Sector Fund

a.	Please explain to investors what it means for the sub-adviser to invest in ETFs in excess of the 1940 Act limits on investment in other investment companies as instructed by the Adviser.

RESPONSE: The Registrant has made the requested change.

5.	JNL/Mellon Capital Nasdaq(R) 100 Index Fund

a.
Please add disclosure to the Principal Investment Strategies section to correspond to the derivatives risk, financial services risk, and foreign securities risk, listed in the Principal Risks of Investing in the Fund section.

RESPONSE: The Registrant has made the requested change for derivatives risk and foreign securities risk.

The Registrant confirms that financial services risk is not a principal investment strategy of the Fund.  Accordingly, the Registrant has moved this risk to the statutory prospectus under the section entitled, "Additional Information About the Other Investment Strategies, Other Investments and Risks of the Fund (Other than Principal Strategies/Risks)."

6.	JNL/Mellon Capital S&P(R) SMid 60 Fund

a.	Please clarify what "SMid" means in the Fund name and consider changing the Fund name to spell out SMid (i.e., small and mid cap).

RESPONSE: "SMid" means small and mid cap.  The Registrant has considered the comment and respectfully declines to change the Fund's name.

b.
Please add disclosure to the Principal Investment Strategies section to correspond to the financial services risk and foreign securities risk, listed in the Principal Risks of Investing in the Fund section.

RESPONSE: The Registrant has made the requested changes.

7.
JNL/Mellon Capital Telecommunications Sector Fund, JNL/Mellon Capital Consumer Discretionary Sector Fund, JNL/Mellon Capital Financial Sector Fund, JNL/Mellon Capital Healthcare Sector Fund, JNL/Mellon Capital Energy Sector Fund, and JNL/Mellon Capital Information Technology Sector Fund

a.
Please consider redrafting the sentence, "Indexing offers a cost-effective investment approach to gaining broad market exposure over the long term." in the Principal Investment Strategies as the Fund is not receiving broad market exposure.

RESPONSE:  The Registrant has made the requested changes.

b.	Please change all references to market capitalizations from million to billions.

RESPONSE: The Registrant has made the requested change.

It is the Registrant's intention to respond fully to the Commission Staff's comments, and the Registrant believes that the responses described above do so fully.

If you have any questions, please call me at 312-730-9730.  Thank you for your prompt attention to this matter.

cc: File